UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 ROO GROUP, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)


                                   928234 10 3
                                 (CUSIP Number)


                             Levi Mochkin, President
                               Avenue Group, Inc.
                             17547 Ventura Boulevard
                            Encino, California 91316
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 7, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928234 10 3 AMENDMENT NO. 2 TO SCHEDULE 13D                Page 2 of 2


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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only). Avenue Group, Inc. Tax I.D. No. 98-0200077
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [  ]
                                                                       (b) [  ]
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3.       SEC Use Only

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4.       Source of Funds (See Instructions)
         WC / OO
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)
                                                                           [  ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         Delaware
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                        7.       Sole Voting Power
                                 33,660,483

                        --------------------------------------------------------
Number of               8.       Shared Voting Power
Shares                           -0-
Beneficially
Owned by                --------------------------------------------------------
Each                    9.       Sole Dispositive Power
Reporting                        33,660,483
Person With
                        --------------------------------------------------------

                        10.      Shared Dispositive Power
                                 -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         33,660,483

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                           [  ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11) 17.2%*

-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO

--------------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 195,583,425 shares of the Issuer's common stock outstanding as reported on the Issuer's Form SB-2/A as filed with the SEC on January 11, 2005.

CUSIP No. 928234 10 3 AMENDMENT NO. 2 TO SCHEDULE 13D                Page 3 of 3


ITEM 1.  SECURITY AND ISSUER

         Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND

         Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by adding the following at the end thereof:

         "The source of consideration for the disposition of shares reported on this Amendment No. 2 consisted of an exchange of shares pursuant to a Separation Agreement an General Release between Avenue Group, Inc., a Delaware corporation ("Avenue") and Jonathan Herzog ("Herzog"), as described in Item 4, below."


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended by adding the following at the end thereof:

         Effective February 7, 2005, Avenue and Herzog entered into a Separation Agreement and General Release ("Separation Agreement") pursuant to which Herzog agreed to cause to be delivered to Avenue a total of 10,000,000 shares of Avenue's common stock and shall pay Avenue $125,000 in exchange for the delivery by Avenue to Herzog of 12,500,000 shares 12,500,000 shares of the common stock of the Issuer owned by Avenue and a cash payment of $125,000.

         Avenue currently holds all its shares of Common Stock in the Issuer for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby deleted in its entirety and replaced with the following:

         (a) Avenue Group beneficially owns 33,660,483 shares of the Common Stock, or approximately 17.2% of the outstanding Common Stock. This percentage is based on 195,583,425 shares of the Issuer's common stock outstanding as reported on the Issuer's Form SB-2/A as filed with the SEC on January 11, 2005.

         (b) Avenue has the sole power to vote and dispose, or direct the disposition, of all 33,660,483 shares of the Common Stock.

         (c) Effective November 8, 2004, 839,517 shares of the Issuer's common stock were assigned to Jonathan Herzog, an officer of Avenue, in exchange for services valued at $45,250.

                  Effective February 7, 2005, Avenue and Herzog entered into a Separation Agreement and General Release ("Separation Agreement") pursuant to which Herzog agreed to cause to be delivered to Avenue a total of 10,000,000 shares of Avenue's common stock and shall pay Avenue $125,000 in exchange for the delivery by Avenue to Herzog of 12,500,000 shares 12,500,000 shares of the common stock of the Issuer owned by Avenue and a cash payment of $125,000. .

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CUSIP No. 928234 10 3 AMENDMENT NO. 2 TO SCHEDULE 13D                Page 4 of 4


         Item 6 is hereby amended by adding the following at the end thereof:

         "Effective February 7, 2005, Herzog and Avenue entered into the Separation Agreement described in Item 4 herein relating, among other things, to the transfer to Herzog of shares of the Issuer's common stock."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following at the end thereof:

99.5 Separation Agreement and General Release dated February 1, 2005 between Jonathan Herzog and Avenue Group**

  ** Previously filed as Exhibit 99.1 to Avenue Group's Form 8-K filed on February 11, 2005 (File No. 000-30543), which exhibit is incorporated herein by this reference.

CUSIP No. 928234 10 3 AMENDMENT NO. 2 TO SCHEDULE 13D                Page 5 of 5



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    February 10, 2005


Avenue Group, Inc.



By:    /s/ Levi Mochkin
       -------------------------------------
Name:  Levi Mochkin
Title: President and Chief Executive Officer